Pioneer Tax Free Income Fund
                                 60 State Street
                                Boston, MA 02109



                                  July 17, 2008

VIA EDGAR

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Larry Greene, Esq.

Re: Delaying Amendment for Pioneer Tax Free Income Fund (the "Registrant") Registration Statement on Form N-14 (the "Registration Statement") (File No. 333-151757)

Ladies and Gentlemen:

         Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect its Registration Statement relating to the proposed merger of Pioneer Municipal and Equity Income Trust into the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on June 18, 2008 pursuant to Rule 488 under the Securities Act.

         The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

         Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 17th day of July, 2008.

         If you have any questions or comments, please do not hesitate to contact Toby Serkin, Esq. ((617) 951-8760) or Jeremy Kantrowitz, Esq. ((617)-951-8458), counsel to the Registrant.


                                                  PIONEER TAX FREE INCOME FUND

                                                  /s/ Christopher J. Kelley

                                                  By: Christopher J. Kelley
                                                  Title:  Assistant Secretary